

July 2, 2014

<u>Via Email</u>
Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
6525 Gunpark Drive, Ste. 370 #150
Boulder, CO 80301

     **Re:**    **MassRoots, Inc.**
               **Registration Statement on Form S-1**
               **Filed June 13, 2014**
               **File No. 333-196735**

Dear Mr. Dietrich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 20, 2014.

<u>General</u>

1.    We have reviewed the supplemental materials submitted in response to prior comment 3. Please ensure that your statements are supported by the reports that you cite. For example, you state on page 3 that 58% of the American people support the legalization of cannabis according to a 2013 ArcView Market Research Report. However, this statement does not appear to be supported by the ArcView Market Research Report, but rather the Gallup poll conducted in October 2013. As a further example, you state that "[s]martphones and tablets, particularly iPhones, iPads and Android devices, are now owned by two-thirds of consumers in the United States." However, the supplemental material you submitted only states that over two-thirds of mobile subscribers in the U.S. own smartphones in Q4 2013.

2.      You state on page F-53 that as of March 31, 2014, $87,600 funds from the convertible
        debentures issued on March 24, 2014 had not been received by the company and was
        recorded as debenture subscription receivable.  Please advise whether funds for this
        transaction have been received by the company.  Provide your analysis as to how you
        concluded that the issuance of the convertible debentures convertible into the company's
        common stock is a completed transaction, such that the offer and sale of the underlying
        shares of common stock may be registered at this time.  For guidance, refer to Question
        139.11 of our Compliance and Disclosure Interpretations relating to Securities Act
        Sections.

## Prospectus Summary, page 2

3.      Please refer to prior comment 13 and revise your statements throughout the prospectus to
        clarify that the use of cannabis is only permissible under certain state laws.  Please
        provide a cross-reference to the page of the filing where you list the "certain states"
        where recreational and medical cannabis use is permissible under the law of the
        applicable state.  Statements should not imply that it is permissible under all state laws.
        For example, on pages 2, 5 and 14, you state that cannabis use and cannabis sales are
        permissible "under state laws."

## The Reorganization and Previous Offerings, page 4

4.      Please revise to give retroactive effect of the Exchange to disclosure throughout the filing
        by presenting all applicable share amounts in post-Exchange amounts to provide for a
        consistent presentation that allows investors to compare share numbers in the filing.

## Risk Factors

## We are classified as an "emerging growth company" as well as a "smaller reporting company"…, page 12

5.      We note your revised disclosure in response to prior comment 24 but it is unclear why
        you believe that you would be subject to additional disclosure requirements.  Given that
        the company has irrevocably opted out of the extended transition period for complying
        with new or revised accounting standards pursuant to Section 107(a) of the JOBS Act, it
        appears that the accounting standards would remain unchanged.  Further, we note that so
        long as you remain a smaller reporting company, whether you are an emerging growth
        company or not, Item 404(d) of Regulation S-K is applicable. Finally, the Public
        Company Accounting Oversight Board requirements would be applicable to your
        auditors and not to the company but would apply regardless of whether you are an
        emerging growth company or not.  Please revise or advise.

Selling Security Holders, page 14

6.      Please confirm that the selling shareholders are not broker-dealers or affiliates of broker-dealers. Please be advised that a selling securityholder registered as a broker dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter.  With respect to an affiliate of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Plan of Distribution, page 17

7.      You state that you are "not aware of any underwriting arrangements that have been entered into by the selling security holders."  Please confirm that the selling shareholders do not have arrangements to distribute securities and remove this disclaimer. Alternatively, revise this section to describe the arrangements.

Description of Business

Definitions of Key Metrics, page 18

8.      We note your response to prior comment 26 but it appears that you continue to use the term "monthly active users" in your prospectus.  Given that you state in your letter that you can "only guarantee the accuracy of [y]our total users," to the extent that you continue to use monthly active users as a metric, please provide appropriate disclaimers and a definition in the prospectus.

Description of Securities

Preferred Stock, page 30

9.      The revised disclosure provided in response to prior comment 34 is unclear as to whether the conversion rate of the 21 shares of preferred stock on a one-to-one basis into common stock was affected by the Exchange transaction in March 2014.  Please advise.

Certain Relationships And Related Transactions, page 32

10.     Please tell us what consideration you have given to providing a description of the consulting agreement with Douglas Leighton, a company director and a 23% shareholder, under this section.  Also tell us whether you intend to file the consulting agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements

Statement of Stockholders' Equity, page 49

11.    Please clarify why as of March 31, 2014, and December 31, 2013, there are zero shares of common stock issued and outstanding and all of the common stock is shown as to be issued.  Reconcile this presentation to your prospectus that indicates 38,909,000 shares are currently issued and outstanding.  We further note your disclosures under Selling Security Holders on page 14 indicating shares owned by selling security holders.

Notes to the Financial Statements – March 31, 2014

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 51

12.    Please expand your revenue recognition policy to discuss specifically how you recognize advertising revenue.

Signatures

13.    We repeat our prior comment to indicate the officer who is signing as the Company's principal accounting officer or controller.  Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided.  See Instructions 1 and 2 to the Signatures on Form S-1.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc:     Via Email
        Peter J. Gennuso, Esq.
        Thompson Hine LLP